Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$12,801,400.00	$393.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $1,212,287.10 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $393.00 is offset against the registration fee due for this offering and of which $1,211,894.09 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-134553 Dated June 26, 2007

Bearish Return Optimization Securities with Partial Protection Linked to the iShares® Dow Jones U.S. Real Estate Index Fund

Tactical Solutions for Flat or Bearish Markets

Lehman Brothers Holdings Inc. $12,801,400 Securities linked to the iShares® Dow Jones U.S. Real Estate Index Fund due August 29, 2008

Investment Description

These Bearish Return Optimization Securities with Partial Protection Linked to an Index Fund (the “Notes”) are designed for investors who want to express a bearish view towards, and potentially hedge their exposure to, U.S. Real Estate equities through an investment linked to the iShares® Dow Jones U.S. Real Estate Index Fund (the “Index Fund”). If the closing share price of the Index Fund on the Final Valuation Date is below the Initial Share Price, at maturity you will receive your principal plus a positive return equal to three times the negative Share Return, up to the Maximum Gain of 22.00%. If the closing share price of the Index Fund on the Final Valuation Date is at or above the Initial Share Price, at maturity you will be protected against the first 10% positive Share Return and you will lose 1% of your principal for each 1% positive Share Return in excess of 10%. You must be willing to risk losing up to 90% of your principal.

Features

❑

Enhanced Positive Return in Bearish Markets—You will receive an enhanced positive return on your investment equal to 3 times the percentage decline in the Index Fund if the closing share price of the Index Fund on the Final Valuation Date is below the Initial Share Price, subject to a Maximum Gain of 22.00%.

❑

Partial Principal Protection—Your principal will be protected if the Share Return is less than or equal to 10%, and your maximum loss will not exceed 90% of your principal investment under any circumstances.

❑

Express a Bearish View of U.S. real estate equities[1]—The Notes are linked to the Index Fund, which seeks to reflect the performance of the Dow Jones U.S. Real Estate Index (the “Underlying Index”). The Underlying Index is a float-adjusted capitalization weighted index that provides a broad measure of the U.S. real estate securities market.

Key Dates

Trade Date	June 26, 2007

Settlement Date	June 29, 2007

Final Valuation Date*	August 26, 2008

Maturity Date*	August 29, 2008

* Subject to postponement in the event of a market disruption event, as described under “Description of Notes—Payment at Maturity” in accompanying product supplement no. 620-I.

[1]

Please see “Key Risks—We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes, and Such Research, Opinions or Recommendations Could Affect the Share Price of the Index Fund to which the Notes are Linked or the Value of the Notes” below.

Security Offering

We are offering Bearish Return Optimization Securities with Partial Protection Linked to the iShares® Dow Jones U.S. Real Estate Index Fund. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “ Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 620-I dated June 12, 2007, underlying supplement no. 360 dated June 12, 2007 and this pricing supplement. See “ Key Risks” on page 6, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 620-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 360 for risks related to the Index Fund. The Notes do not guarantee any return of principal in excess of 10% of the principal amount of the Notes. If on the Final Valuation Date the price per share of the Index Fund closes above 110% of the Initial Share Price, you will receive a payment at maturity of less than $10 per Note.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 620-I, underlying supplement no. 360, any other related prospectus supplements, any other relevant terms supplement, or any relevant free writing prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100%	1.5%	98.5%
Total	$12,801,400	$192,021	$12,609,379

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. 620-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 360 (which describes the Index Fund, including risk factors specific to it). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 620-I, underlying supplement no. 360, this pricing supplement and any other relevant terms supplement and any relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials, including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. In the event of any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 620-I, which shall, in turn, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in accompanying product supplement no. 620-I and “Risk Factors” in accompanying underlying supplement no. 360, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement no. 620-I dated June 12, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507134066/d424b2.htm

♦	Underlying supplement no. 360 dated June 12, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507134001/d424b2.htm

♦	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, “Notes” refers to the Bearish Return Optimization Securities with Partial Protection Linked to an Index Fund that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦

You believe that the price per share of the Index Fund will close below the Initial Share Price on the Final Valuation Date (and therefore you would receive a positive return on an investment in the Notes)

♦	You are willing to risk losing up to 90% of your investment and have the potential upside return capped at 22.00%

♦	You are willing to hold the Notes to maturity

♦	You do not seek current income from this investment

♦

You have exposure to U.S. real estate equities and would like to potentially hedge your exposure through an investment the performance of which is linked, on an inverse basis, to the performance of the Index Fund

♦	You do not seek an investment for which there is an active secondary market

The Notes may not be suitable for you if, among other considerations:

♦	You believe the price per share of the Index Fund will close above the Initial Share Price on the Final Valuation Date

♦	You seek an investment that offers 100% principal protection

♦	You are not willing to make an investment in which you could lose most of your principal

♦	You seek an investment whose potential return is not capped at a pre-specified limit similar to the Maximum Gain of 22.00%

♦	You seek current income from your investment

♦	You seek an investment for which there will be an active secondary market

♦	You are unable or unwilling to hold Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 6 and “Risk Factors” in product supplement no. 620-I, underlying supplement no. 360 and the MTN Prospectus Supplement for more detailed risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/A+)[1]

Issue Price	$10.00 per Note

Term	14 months

Underlying Shares	iShares® Dow Jones U.S. Real Estate Index Fund

Underlying Index	Dow Jones U.S. Real Estate Index

Payment at Maturity (per $10)

If the Share Return is negative, you will receive a cash payment per $10 principal amount Note equal to:

$10 + ($10 × 3 × the absolute value of

the Share Return);

provided that the Maximum Gain on the Notes will be limited to 22.00%.

If the Share Return is between 0% and 10% (inclusive), you will receive your full principal but no additional return.

If the Share Return is greater than 10%, your principal will be reduced by 1% for every 1% gain in the Index Fund above the Downside Protection Level, up to a maximum loss of 90% of your principal.

If the share price of the Index Fund increases over the term of the Notes, you may lose up to 90% of your principal.

Share Return	Final Share Price – Initial Share Price Initial Share Price

Initial Share Price	$76.90, set equal to the closing price per share of the Index Fund on the Trade Date.

Final Share Price	The closing price per share of the Index Fund on the Final Valuation Date, times the Share Adjustment Factor

Maximum Gain	22.00%

Leverage Factor	3, subject to Maximum Gain

Principal Protection at Maturity	10%

Downside Protection Level	10%

Share Adjustment Factor

1.0 on the Trade Date and subject to adjustment under certain circumstances. See “Description of Notes—Anti-Dilution Adjustments” in the accompanying product supplement no. 620-I for further information about these adjustments.

CUSIP	52520W366

ISIN	US52520W3667

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note for all tax purposes you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 620-I.

Scenario Analysis and Examples at Maturity

The following examples reflect an Initial Share Price of $76.90 and a Maximum Gain of 22.00%.

Example 1: If the Share Return is negative and 3 times the absolute value of the Share Return exceeds the Maximum Gain, you will receive $12.20 per $10.00 principal amount (a Maximum Gain of 22.00%)

Hypothetical Final Share Price is $61.52, 20% less than the Initial Share Price
61.52 – 76.90	= Share Return = –20%	(the absolute value of -20.00%) x 3 = 60.00%
76.90
Hypothetical Return on Notes= 22.00% (Capped at the Maximum Gain on Notes) Hypothetical Payment at Maturity= $12.20

Example 2: If the Share Return is negative and 3 times the absolute value of the Share Return does not exceed the Maximum Gain, you will receive your $10.00 principal amount plus 3 times the absolute value of the Share Return

Hypothetical Final Share Price is $73.82, 4% less than the Initial Share Price
73.82 – 76.90	= Share Return = –4%	(the absolute value of -4.00%) x 3 = 12.00%
76.90
Hypothetical Return on Notes= 12.00% Hypothetical Payment at Maturity= $11.20

Example 3: If the Share Return is between 0% and 10% (inclusive), you will receive your $10.00 principal amount but no additional return
Hypothetical Final Share Price is $81.51, 6% more than the Initial Share Price
81.51 – 76.90	= Share Return = 6%	If the Share Return is between 0% and 10% (inclusive), you will receive your full principal amount at Maturity.
76.90
Hypothetical Return on Notes= 0% Payment at Maturity= $10.00

Example 4: If the Share Return is greater than 10%, you will lose 1% of $10.00 principal amount for every 1% gain in the Index Fund
Hypothetical Final Share Price is $92.28, 20% more than the Initial Share Price
92.28 – 76.90	= Share Return = 20%	If the Share Return is greater than 10%, your principal will be reduced by 1% for every 1% gain in the Index Fund over the Downside Protection Level of 10%.
76.90
Hypothetical Return on Notes= –10.00% Payment at Maturity= $9.00

Example 5: If the Share Return is greater than 100%, you will receive only 10% of your $10.00 principal amount
Hypothetical Final Share Price is $169.18, 120% more than the Initial Share Price
169.18 – 76.90	= Share Return = 120%	10% of your Principal Amount is Protected.
76.90
Hypothetical Return on Notes= –90% Payment at Maturity= $1.00

The information on the Index Fund provided in this document should be read together with the underlying supplement no. 360 dated June 12, 2007.

Hypothetical Performance of the Notes at Maturity

Assumptions:
Index Fund:	iShares® Dow Jones U.S. Real Estate Index Fund
Principal amount per Note:	$10
Term:	14 months
Maximum Gain:	22.00%
Index Fund performance:	100% to –100% for table 50% to –50% for graph

Index Fund Performance	Performance of the Notes
Share Return at Maturity	Payment at Maturity*	Total Return
100%	$1.00	-90.00%
80.0%	$3.00	-70.00%
60.0%	$5.00	-50.00%
50.0%	$6.00	-40.00%
40.0%	$7.00	-30.00%
30.0%	$8.00	-20.00%
20.0%	$9.00	-10.00%
10.0%	$10.00	0.00%
5.0%	$10.00	0.00%
0.0%	$10.00	0.00%
-1.0%	$10.30	3.00%
-2.0%	$10.60	6.00%
-3.0%	$10.90	9.00%
-4.0%	$11.20	12.00%
-5.0%	$11.50	15.00%
-6.0%	$11.80	18.00%
-7.0%	$12.10	21.00%
-7.33%	$12.20	22.00%
-10.0%	$12.20	22.00%
-15.0%	$12.20	22.00%
-20.0%	$12.20	22.00%
-40.0%	$12.20	22.00%
-60.0%	$12.20	22.00%
-80.0%	$12.20	22.00%
- 100%	$12.20	22.00%

*Values have been rounded for ease of analysis

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in a short position in the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 620-I and in the “Risk Factors” section of the accompanying underlying supplement no. 360. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Market Risk: You may lose up to 90% of your principal – If the Final Share Price is more than 10% greater than the Initial Share Price, you will lose 1% of your principal for every 1% of the amount by which the Final Share Price exceeds 110% of the Initial Share Price; provided, however, that you will not receive less than $1 per $10 principal amount Note at maturity.

♦

No assurances of negative-return environment – While the Notes are structured to provide potentially enhanced returns in a negative-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦	Maximum Gain – A direct leveraged short position in the Index Fund may exceed the Maximum Gain of 22.00%.

♦

No Interest or Dividend Payments or Voting Rights – As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Index Fund, stocks held by the Index Fund or stocks included in the Underlying Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity – While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agents’ commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing to hold your Notes to maturity.

♦

Differences Between the Index Fund and the Underlying Index – The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the NYSE and are subject to market supply and investor demand, the market price per share of the Index Fund may differ from the net asset value per share of the Index Fund.

♦

Dealer Incentives – We, our affiliates and agents, act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.15 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

The Market for the Notes may be Illiquid – The Notes will not be listed on any securities exchange, and as a result, there may be little or no secondary market for the Notes. Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily, and if at any time Lehman Brothers Inc. were to cease acting as market maker, it is likely that there would be no secondary market for the Notes.

♦

Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes, and Such Research, Opinions or Recommendations Could Affect the Share Price of the Index Fund to which the Notes are Linked or the Value of the Notes – We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates have recently published research or other opinions with respect to the majority of the constituent stocks included in the underlying Index Fund that may be inconsistent with a bearish view of the U.S. Real Estate Sector. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index Fund.

♦

Many Economic and Market Factors Will Impact the Value of the Notes – In addition to the closing price of the Index Fund on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 620-I.

♦	Uncertain tax treatment – Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

The iShares® Dow Jones U.S. Real Estate Index Fund and the Underlying Index

The iShares® Dow Jones U.S. Real Estate Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index measures the performance of the real estate sector of the U.S. equity market. The Underlying Index includes companies in the following sub-sectors: real estate investment trusts (“REITs”) and real estate holding and development.

The graph below illustrates the weekly performance of the Index Fund from June 26, 2000 to June 26, 2007. The historical levels of the Index Fund should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Index Fund closing level on June 26, 2007 was $76.90.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together, the “Agents”), and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of this pricing supplement. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of the pricing supplement.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.